Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Pricing Supplement dated September 20, 2011

$[—] Notes due September 26, 2016 Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar Global Medium-Term Notes, Series A F-194

Key Terms:	Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date[1]:	September 21, 2011

Issue Date[1]:	September 26, 2011

Final Valuation Date: [2]	The Valuation Date occurring two (2) Scheduled Trading Days prior to the Maturity Date.

Maturity Date: [2],4	September 26, 2016

Denominations:	Minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

Reference Asset[3]:

The Turkish lira per U.S. dollar exchange rate (the “USDTRY Currency Exchange”), which will be determined by the Calculation Agent with reference to the Turkish lira per Euro rate which appears on Reuters screen “ECB37” to the right of the caption “TRY” at approximately 2:15 p.m., Frankfurt time, on the relevant date, divided by the U.S. dollar per Euro rate which appears on Reuters screen “ECB37” to the right of the caption “USD” at approximately 2:15 p.m., Frankfurt time, on the relevant date.

Payment at Maturity:

If the Notes are held to maturity, the investor will receive a payment at maturity in U.S. dollars equal to (a) the principal amount of the Notes multiplied by (b) (i) the USDTRY Currency Exchange Rate on the Initial Valuation Date, divided by (ii) the USDTRY Currency Exchange Rate on the Final Valuation Date, calculated as follows per $1,000 principal amount Note:

The Notes are not principal protected, even if held to maturity. If the Turkish lira weakens relative to the U.S. dollar over the term of the Notes, you may lose some or all of your initial investment. All payments are subject to issuer credit risk and are not guaranteed by any third party.

Interest Amount:

On each Interest Payment Date, the investor will receive an amount in U.S. dollars equal to the product of (a) the principal amount of the Notes, (b) the Interest Rate, (c) the Day Count Fraction, and (d) (i) the USDTRY Currency Exchange Rate on the Initial Valuation Date, divided by (ii) the USDTRY Currency Exchange Rate on the related Valuation Date, calculated as follows per $1,000 principal amount Note:

If the Turkish lira weakens relative to the U.S. dollar as measured from the Initial Valuation Date to any Valuation Date, the amount of interest payable on the related Interest Payment Date will be negatively affected.

Interest Rate:	[7.10% to 8.15%] per annum. The Interest Rate will be determined on the Initial Valuation Date and will not be less than 7.10%.

USDTRYInitial:	The USDTRY Currency Exchange Rate on the Initial Valuation Date, determined as described under “Reference Asset” above.

USDTRYFinal:	The USDTRY Currency Exchange Rate on the Final Valuation Date, determined as described under “Reference Asset” above.

USDTRY(i):	The USDTRY Currency Exchange Rate on the related Valuation Date, determined as described under “Reference Asset” above.

Interest Payment Dates: 2,[4]	Semi-annually, on the 26th of each March and September during the term of the Notes, commencing on March 26, 2012, subject to the Following Business Day Convention. The Maturity Date will be the final Interest Payment Date.

Valuation Dates: [2]	Two (2) Scheduled Trading Days prior to each related Interest Payment Date.

Interest Period:	The initial Interest Period will begin on, and include, the Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Scheduled Trading Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the New York, London and Istanbul.

Business Days:	New York and London

Business Day Convention:	Following, unadjusted.

Day Count Fraction:	30/360

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KVT5 / US06738KVT59

[1]

Expected. In the event we make any change to the expected Initial Valuation Date and Issue Date, the Valuation Dates and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2]

Subject to postponement in the event of a Market Disruption Event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

[3]

For a description of adjustments that may affect the USDTRY Currency Exchange Rate, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

[4]

If, due to a Market Disruption Event, a Valuation Date is postponed, the corresponding Interest Payment Date or Maturity Date, as applicable, will be postponed by the same number of Scheduled Trading Days from but excluding the originally scheduled Valuation Date to and including the actual Valuation Date. In no event will an Interest Payment Date or the Maturity Date be postponed by more than five Scheduled Trading Days.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-7 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100.00%	[—]%	[—]%
Total	$[—]	$[—]	$[—]

‡

Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SCENARIO ANALYSIS AND HYPOTHETICAL EXAMPLES

The scenario analysis, tables, and hypothetical examples set forth below are provided for illustration purposes only. The examples are hypothetical and do not purport to be representative of every possible scenario concerning increases or decreases in the USDTRY Currency Exchange Rate over the term of the Notes. The scenario analysis, tables, and hypothetical examples below assume that the Interest Rate is 7.10% and that the USDTRY Currency Exchange Rate will be 1.8052 on the Initial Valuation Date. The actual Interest Rate and the USDTRY Currency Exchange will be determined on the Initial Valuation Date. The scenario analysis, tables, and hypothetical examples below also assume that, for purposes of each Interest Amount calculation, the numerator of the Day Count Fraction equals 180; the actual numerator for the Day Count Fraction for any Interest Period may be less than 180.

The following table illustrates the hypothetical interest payments on any Interest Payment Date assuming the USDTRY Currency Exchange Rate on the related Valuation Date as indicated in the table. Numbers in the table have been rounded for ease of analysis.

USDTRY Currency Exchange Rate on Valuation Date	Interest Amount (in USD)
1.0681	$60.00
1.1652	$55.00
1.2817	$50.00
1.4241	$45.00
1.6021	$40.00
1.8052	$35.50
1.8310	$35.00
2.1362	$30.00
2.5634	$25.00
3.2042	$20.00
4.2723	$15.00
6.4085	$10.00
100,000,000	$0.00

PPS-2

The following table illustrates the hypothetical return on the principal amount of the Notes at maturity assuming the USDTRY Currency Exchange Rate on the Final Valuation Date as indicated in the table. Numbers in the table have been rounded for ease of analysis.

USDTRY Currency Exchange Rate on Final Valuation Date	Payment at Maturity (in USD)	Return on Principal Amount
1.2035	$1,500.00	50.00%
1.2894	$1,400.00	40.00%
1.3886	$1,300.00	30.00%
1.5043	$1,200.00	20.00%
1.5697	$1,150.00	15.00%
1.6411	$1,100.00	10.00%
1.7192	$1,050.00	5.00%
1.8052	$1,000.00	0.00%
1.9002	$950.00	-5.00%
2.0058	$900.00	-10.00%
2.1238	$850.00	-15.00%
2.2565	$800.00	-20.00%
2.5789	$700.00	-30.00%
3.0087	$600.00	-40.00%
3.6104	$500.00	-50.00%
4.5130	$400.00	-60.00%
6.0173	$300.00	-70.00%
9.0260	$200.00	-80.00%
18.0520	$100.00	-90.00%
10,000,000,000	$0.00	-100.00%

[1]	Payment at maturity shown in the table does not include the Interest Amount that will be paid on the maturity date (the final Interest Payment Date).
[2]

The return on the principal amount is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note (excluding interest payments) to $1,000.

PPS-3

Hypothetical Examples:

The following examples show scenarios for calculations of Interest Amounts on the Valuation Dates and payment at maturity on the Notes. The actual term of the Notes will be determined on the Initial Valuation Date. The hypothetical USDTRY Currency Exchange Rates for each of Valuation Date have been chosen for the purpose of illustration only and should not be taken as indicative of the future performance of the USDTRY Currency Exchange Rate. Numbers in the examples have been rounded for ease of analysis. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing total payments on the Notes (including all interest payments, if any, and the payment at maturity, if any) per $1,000 principal amount Note to $1,000.

Example 1

The Turkish lira weakens against the U.S. dollar over the term of the Notes, as measured on the Valuation Dates. From the Initial Valuation Date to the Final Valuation Date, the Turkish lira has depreciated relative to the U.S. dollar, with the USDTRY Currency Exchange Rate increasing from 1.8052 on the Initial Valuation Date to 4.5000 on the Final Valuation Date.

Interest Payment Date	USDTRY Currency Exchange Rate on related Valuation Date	Interest Amount
March 2012	2.5000	$25.63
September 2012	4.5000	$14.24
March 2013	3.2000	$20.03
September 2013	2.8000	$22.89
March 2014	2.9000	$22.10
September 2014	3.0000	$21.36
March 2015	3.2500	$19.72
September 2015	3.7500	$17.09
March 2016	4.0000	$16.02
September 2016	4.5000	$14.24
Sum of interest payments over the term of the Notes:		$193.32

For each Interest Payment Date, the Interest Amount is calculated as follows:

For example, the Interest Amount payable on the first Interest Payment Date is calculated as follows:

In Example 1, the investor receives a total of $193.32 in interest payments over the term of the Notes.

On the maturity date, the investor will receive an amount in U.S. dollars equal to (a) the principal amount of the Notes multiplied by (b) (i) the USDTRY Currency Exchange Rate on the Initial Valuation Date, divided by (ii) the USDTRY Currency Exchange Rate on the Final Valuation Date, calculated as follows per $1,000 principal amount Note:

In this example, interest and principal payments over the term of the Notes total $594.48 ($193.32 + $401.16), resulting in a total return on the Notes of -40.55%.

PPS-4

Example 2

The Turkish lira both strengthens and weakens against the U.S. dollar over the term of the Notes, as measured on the Valuation Dates. From the Initial Valuation Date to the Final Valuation Date, the Turkish lira has appreciated relative to the U.S. dollar, with the USDTRY Currency Exchange Rate decreasing from 1.8052 on the Initial Valuation Date to 1.6500 on the Final Valuation Date.

Interest Payment Date	USDTRY Currency Exchange Rate on related Valuation Date	Interest Amount
March 2012	1.8000	$35.60
September 2012	1.7500	$36.62
March 2013	1.9000	$33.73
September 2013	2.0000	$32.04
March 2014	2.1000	$30.52
September 2014	2.2500	$28.48
March 2015	3.0000	$21.36
September 2015	2.0500	$31.26
March 2016	1.9000	$33.73
September 2016	1.6500	$38.84
Sum of interest payments over the term of the Notes:		$322.18

For each Interest Payment Date, the Interest Amount is calculated as follows:

For example, the Interest Amount payable on the first Interest Payment Date is calculated as follows:

In Example 2, the investor receives a total of $322.18 in interest payments over the term of the Notes.

On the maturity date, the investor will receive an amount in U.S. dollars equal to (a) the principal amount of the Notes multiplied by (b) (i) the USDTRY Currency Exchange Rate on the Initial Valuation Date, divided by (ii) the USDTRY Currency Exchange Rate on the Final Valuation Date, calculated as follows per $1,000 principal amount Note:

In this example, interest and principal payments over the term of the Notes total $1,416.24 ($322.18 + $1,094.06), resulting in a total return on the Notes of 41.62%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payments on each Interest Payment Date and at maturity, the Valuation Dates, the Maturity Date, and the USDTRY Currency Exchange Rate are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a Market Disruption Event as well as the consequences of that Market Disruption Event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”; and

PPS-5

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

In the opinion of Sullivan & Cromwell LLP, our special tax counsel, the Notes should be treated as fixed-rate debt instruments denominated in Turkish lira that are subject to certain rules applicable to foreign currency denominated debt instruments. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

General Rules Regarding Interest on Foreign Currency Denominated Debt Instruments—Under the relevant foreign currency rules, you must include interest in your gross income in accordance with your regular method of accounting for federal income tax purposes. Accordingly, cash basis taxpayers should recognize interest income in the amount of the interest received at the time the cash-basis taxpayer receives the interest. As discussed in detail below, accrual basis taxpayers should generally accrue interest with respect to each Note based on the amount of interest that is paid for each accrual period.

Accrual of Interest—For purposes of accruing interest, all accrued amounts will initially be calculated in Turkish lira. You may determine the U.S. dollar amount of accrued interest that you recognize in any accrual period by using one of two methods. Under the default method, the U.S. dollar amount of accrued interest is determined based on the average USDTRY exchange rate for the accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year). If you elect (or have previously elected and such election is still in effect) the second method, you would determine the U.S. dollar amount of interest accrued on the basis of the USDTRY spot rate on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, the USDTRY spot rate on the last day of the part of the period within the taxable year) or, if the last day of an accrual period is within five business days of the receipt of payment in respect of such interest, the USDTRY spot rate on the day of receipt. If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

Payment of Interest—Exchange gain or loss is recognized each time interest is paid to the extent that the exchange rate on the date of payment differs from the exchange rate at which the interest was accrued. Any exchange gain or loss will generally be treated as U.S. source ordinary income or loss.

Sale or Maturity—You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time (excluding amounts that are attributable to interest, which will be treated as discussed under “—Payment of Interest” above) and your tax basis in the Notes. In general, your tax basis in your Notes will be the U.S. dollar cost of your Notes, adjusted by adding any market discount that you previously included in income with respect to your Notes and decreased by any amortizable bond premium applied to reduce interest on your Notes. The gain or loss would generally be exchange gain or loss to the extent such gain or loss is attributable to changes in the USDTRY exchange rate over the term of the Notes. Exchange gain or loss will only be recognized to the extent of the total gain or loss you recognize with respect to your Notes. Any exchange gain or loss will generally be treated as U.S. source ordinary income or loss. The portion, if any, of your overall gain or loss that exceeds your exchange gain or loss will be capital gain or loss. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

PPS-6

Additionally, if you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium.” These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

The rules governing the treatment of debt instruments denominated in foreign currencies are complex. Please see the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement for further information on such debt instruments. You should consult your tax advisor as to the application of these rules to you.

Treasury Regulations Requiring Disclosure of Reportable Transactions—Treasury regulations require U.S. taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds. Under these regulations, a U.S. holder that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it issues the form on which to report the relevant information. However, once the Internal Revenue Service issues the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the USDTRY Currency Exchange Rate or the Turkish lira. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”.

In addition to the risks discussed under the headings above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any interest payments or return of principal if the Turkish lira depreciates relative to the U.S. dollar. The interest payments and return on the Notes at maturity are linked to the performance of the Turkish lira relative to the U.S. dollar and will depend on whether, and the extent to which, the Turkish lira strengthens or weakens against the U.S. dollar. Your investment will be fully exposed to any increase in the USDTRY Currency Exchange Rate, as measured from the Initial Valuation Dates to the Valuation Dates, which increases would reflect depreciation in the Turkish lira relative to the U.S. dollar.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Emerging Markets Risk—An investment linked to currencies of emerging markets, such as the Turkish lira, involve many risks beyond those involved in an investment linked to currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets, including especially political uncertainty and financial instability; the increased likelihood of restrictions on export or currency conversion in the emerging markets; the greater potential for an inflationary environment in the emerging markets; the possibility of nationalization or confiscation of assets; the greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and less liquidity in emerging market currency markets than in those of developed markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. Moreover, the emerging market economies may differ favorably or unfavorably from developed market economies in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

PPS-7

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•

Investing in the Notes is Not Equivalent to Investing Directly in the Turkish lira—Any payments you receive on the Notes may be lower than you would have received if you had invested directly in the Turkish lira. Additionally, the interest payments and payment at maturity, which are based on the performance of the USDTRY Currency Exchange Rate, are calculated pursuant the formulas set forth above and not on any other formula that could be used to calculate currency returns.

•

Interest and Principal Payments on the Notes May Be Less Than Interest and Principal Payments on a Standard Debt Security of Comparable Maturity—Because the Interest Amounts and the payment at maturity are linked to the USDTRY Currency Exchange Rate, you will be exposed to risks not associated with a conventional fixed or floating rate debt instrument. If the USDTRY Currency Exchange Rate increases (reflecting the weakening of the Turkish lira relative to the U.S. dollar) from the Initial Valuation Date to any of the Valuation Dates, the Interest Amount for the related Interest Payment Date will reflect a rate of return less than the Interest Rate and may be zero; as a result, the Interest Amount on the Notes may be less than coupons payable on a fixed or floating rate Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating. In addition, if the USDTRY Currency Exchange Rate increases (reflecting the weakening of the Turkish lira relative to the U.S. dollar) from the Initial Valuation Date to the Final Valuation Date, you will lose some or all of your initial investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition the USDTRY Currency Exchange Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility the USDTRY Currency Exchange Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the USDTRY Currency Exchange Rate; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Turkish lira per U.S. dollar exchange rate from November 10, 2004 through September 16, 2011 (based on the daily, closing spot exchange rates from Bloomberg L.P.). On September 16, 2011, such Turkish lira per U.S. dollar closing spot rate was 1.8052.

We obtained the information regarding the Turkish lira per U.S. dollar exchange rate from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of the Turkish lira per U.S. dollar exchange rate below should not be taken as an indication of future performance, and no assurance can be given as to the USDTRY Currency Exchange Rate on any Valuation Date, including the Final Valuation Date. We cannot give you assurance that the performance of the USDTRY Currency Exchange Rate will result in any interest payments over the term of the Notes or the return of any of your initial investment.

PPS-8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-9